United States securities and exchange commission logo





                             November 20, 2020

       Lisa Sanford
       Chief Financial Officer
       Emerald Health Pharmaceuticals Inc.
       5910 Pacific Center Blvd, Ste 320
       San Diego, CA 92121

                                                        Re: Emerald Health
Pharmaceuticals Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 6
                                                            Filed November 6,
2020
                                                            File No. 024-10810

       Dear Ms. Sanford:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A POS filed November 6, 2020

       Dilution, page 28

   1. We note that you have removed tables comparing the total number of shares purchased, total consideration
paid and the average price paid per share at various levels of participation by
participants in this offering and the effective cash cost to officers, directors, promoters
and affiliated persons for shares acquired by them. Please revise to provide these tables,
or advise. Refer to Item 4 of Form 1-A for guidance.
       Securities Being Offered, page 65

   2. Please disclose here, or elsewhere as appropriate, whether you have engaged a transfer agent registered
pursuant to Section 17A(c) of the Securities Exchange Act of 1934 to
                                                        perform the function of
a transfer agent with respect to shares of your common stock and,
 Lisa Sanford
Emerald Health Pharmaceuticals Inc.
November 20, 2020
Page 2
       if so, identify such transfer agent.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                             Sincerely,
FirstName LastNameLisa Sanford
                                                             Division of
Corporation Finance
Comapany NameEmerald Health Pharmaceuticals Inc.
                                                             Office of Life
Sciences
November 20, 2020 Page 2
cc:       Rebecca G. DiStefano
FirstName LastName